cm 8/24

04015565

8/23/04

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2001 |
| Estimated average burden hours per response | 12.00 |

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 23 2004
WASH. D.C. 155

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 33980 |

**FACING PAGE**
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/03 (MM/DD/YY) AND ENDING 06/30/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chauner Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Skokie Blvd. #525
(No. and Street)

Northbrook, (City) IL (State) 60062 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Frank Chauner 847-509-8880
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert J. Hipp, CPA
(Name – *if individual, state last, first, middle name*)

936 Ridge Court (Address) Evanston (City) IL (State) 60202 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 08 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

CHAUNER SECURITIES, INC.

FINANCIAL STATEMENTS

JUNE 30, 2004

CHAUNER SECURITIES, INC.
Financial Statements
June 30, 2004

## TABLE OF CONTENTS

ROBERT J. HIPP, CPA

936 Ridge Court
Evanston, ILL 60202
847-869-9007
Fax - 847-866-6430
roberthipp@aol.com

To the Board of Directors
Chauner Securities, Inc.

I have examined the Statement of Financial Condition of Chauner Securities, Inc. as of June 30, 2004 and the related statements of Operations, Changes in Stockholder's Equity and Cash Flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chanuer Securities, Inc. as of June 30, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Robert J. Hipp
Certified Public Accountant

August 16, 2004

CHAUNER SECURITIES, INC.

Statement of Financial Condition
June 30, 2004

ASSETS

| | | |
|---|---|---|
| Cash | $ | 73,403 |
| Other Securities | | 4,120 |
| Accounts Receivable | | 3,005 |
| Total Assets | $ | 80,528 |

LIABILITIES AND STOCKHOLDERS EQUITY

| | | |
|---|---|---|
| Accrued Commissions | $ | 2,849 |
| Accrued Income Taxes | | 470 |
| Total Liabilities | | 3,319 |
| Stockholder's Equity: | | |
| Common Stock, $.01 par value, 10,000 shares authorized, 1,000 shares issued and outstanding | | 10 |
| Paid-in Capital | | 9,990 |
| Retained Earnings | | 67,209 |
| Total Stockholder's Equity | | 77,209 |
| Total Liabilities and Stockholder's Equity | $ | 80,528 |

The accompanying notes are an integral part
*of these financial statements*

CHAUNER SECURITIES, INC.

Statement of Operations
For the Year Ended June 30, 2004

| | | |
|---|---|---|
| Revenue: | | |
| Commissions | $ | 2,196,477 |
| Managing Dealer Fees | | 200,125 |
| Investor Service Fees | | 21,438 |
| Placement Agent Fee | | 89,381 |
| Investment Banking Fees | | 5,833 |
| Other Fees | | 94,563 |
| Interest Income | | 8,724 |
| Other Income | | 3,079 |
| Total Revenue | | 2,619,620 |
| Expenses: | | |
| Commissions | | 1,896,208 |
| Service Fees Paid to Affiliate | | 492,870 |
| Profit Sharing Paid to Affiliate | | 203,000 |
| Regulatory Expenses | | 18,748 |
| Rep. Service Fees | | 3,247 |
| Legal & Accounting | | 2,200 |
| Other Expenses | | 1,129 |
| Total Expenses | | 2,617,402 |
| Net Income Before Taxes | $ | 2,218 |
| Provision for Income Taxes | | 470 |
| Net Income | $ | 1,748 |

The accompanying notes are an integral part
of these financial statements

CHAUNER SECURITIES, INC.

Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2004

| | | |
|---|---|---|
| Stockholder's Equity - Beginning of Year | $ | 75,461 |
| Net Income from Operations | | 1,748 |
| Stockholder's Equity - End of Year | $ | 77,209 |

The accompanying notes are an integral part
of these financial statements

CHAUNER SECURITIES, INC.

Statement of Cash Flows
For the Year Ended June 30, 2004

| | | |
|---|---|---|
| Cash Flows from Operating Activities | | |
| Total Revenue | $ | 2,616,647 |
| Expenses | | (2,627,713) |
| Net Cash Flows from Operating Activities | | (11,066) |
| Cash Flows from Investing Activities | | |
| Net Increase in Money Market & Other Securities | | (32) |
| Net Cash Flows from Investing Activities | | (32) |
| Cash Flows from Financing Activities | | 0 |
| Net Cash Flows | | (11,098) |
| Cash Balance - Beginning of Year | | 84,501 |
| Cash Balance - End of Year | $ | 73,403 |

The accompanying notes are an integral part
of these financial statements

CHAUNER SECURITIES, INC.

Notes to Financial Statements
June 30, 2004

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity:

Chauner Securities, Inc. (the Company) was incorporated on April 10, 1985. The Company is a registered securities broker-dealer.

Income Recognition:

Commission income and expense are recognized as of the settlement date. All other income and expenses are recognized as incurred.

Income Taxes:

The Company uses the accrual method of accounting for both financial statement and income tax purposes. The Company changed to the accrual basis of accounting for tax purposes in the fiscal year ended June 30, 2003, recognizing in that year additional income resulting from the change in accounting method. The income tax liability for the year ended June 30, 2004 of $470.00 is reflected as a liability on the balance sheet.

NOTE 2 – TRANSACTIONS WITH RELATED PARTIES:

The Company shares office space and services with a related entity. Rent and office services are allocated based upon agreement between the respective managements.

NOTE 3 – NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent to the greater of $5,000.00 or six and two-thirds percent of "aggregate indebtedness", as these terms are defined.

Net capital and aggregate indebtedness fluctuate on a daily basis. The net capital and net capital requirement on June 30, 2004 were $74,122.00 and $5,000.00, respectively. The net capital rule could restrict the future payment of cash dividends.

SUPPLEMENTARY INFORMATION

# ROBERT J. HIPP, CPA

936 Ridge Court
Evanston, IIL 60202
847-869-9007
Fax - 847-866-6430
roberthipp@aol.com


To the Board of Directors
Chauner Securities, Inc.

I have examined the Statement of Financial Condition of Chauner Securities, Inc. as of June 30, 2004 and the related statements of Operations, Changes in Stockholder's Equity and Cash Flows for the year then ended, and have issued my report thereon dated August 16, 2004. My examination was made in accordance with generally accepted auditing standards and, accordingly, included such tests of the accounting records and such other auditing procedures as I considered necessary in the circumstances.

In connection with my examination, I have also examined the supplementary schedules on pages 3, 4, 6 and 7 of the Financial and Operational Combined Uniform Single (FOCUS) Report, Part IIA, as prescribed in Rule 17a-5 of the General Rules and Regulations of the Securities and Exchange Commission. Further, any difference between the Audited Computation of Net Capital under Rule 15c3-1 and the computation of 15c3-3 reserve requirements, and the Unaudited Part IIA of the FOCUS report of June 30, 2004, are reconciled in the attached supplementary schedules. I also determined that Chauner Securities, Inc., during the year ended June 30, 2004, was in compliance with the exemptive provisions of Rule 15c3-3,(k)(2)(A) in that it carried no margin accounts, handled no customer funds or securities, and held no funds or securities for, nor owed any money or securities to its customers. In my opinion, the supplementary schedules examined by me at June 30, 2004 present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

Robert J. Hipp
Certified Public Accountant

August 16, 2004

CHAUNER SECURITIES, INC.

Supplementary Schedules
June 30, 2004

Computation of Net Capital Under Rule 15c3-1

| | | |
|---|---|---|
| Total Ownership Equity - Statement of Financial Condition | $ | 77,209 |
| Net Capital Before Haircuts on Securities | | 77,209 |
| Other Securities (2%) | | (82) |
| Non-Allowable Assets | | (3,005) |
| Net Capital | $ | 74,122 |

Computation of Net Capital Requirements

| | | |
|---|---|---|
| Minimum Capital (6 2/3% of aggregate indebtedness) | $ | 221 |
| Minimum dollar net capital | | 5,000 |
| Net Capital Requirement | | 5,000 |
| Excess Net Capital | $ | 69,122 |

Computation of Aggregate Indebtedness

| | | |
|---|---|---|
| Total Liabilities - Statement of Financial Condition | $ | 3,319 |
| Total Aggregate Indebtedness | $ | 3,319 |

CHAUNER SECURITIES, INC.

Supplementary Schedules
June 30, 2004

Reconciliation of Net Capital per Financial Statement to
Net Capital per FOCUS Report

| | | |
|---|---|---|
| Net Capital - Page 11 | $ | 74,122 |
| Net Capital - FOCUS Report | | 74,386 |
| Difference | $ | (264) |
| | | |
| June 2004 Interest Income | | 205 |
| Income Tax Accrual on Audited Statement | | (470) |
| Rounding Difference on Accounts Receivable | | 1 |
| Total | $ | (264) |

CHAUNER SECURITIES, INC.

Exemptive Provision Under Rule 15c3-3
June 30, 2004

The Company claims and exemption from Rule 15c3-3 under the provisions of Section B (k)(2)(A) "Special Account for the Exclusive Benefit of Customers" maintained.

ROBERT J. HIPP, CPA

936 Ridge Court
Evanston, ILL 60202
847-869-9007
Fax - 847-866-6430
roberthipp@aol.com

To the Board of Directors
Chauner Securities, Inc.

I have examined the financial statements of Chauner Securities, Inc. for the year ended June 30, 2004, and have issued my report thereon dated August 16, 2004. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control to the extent that I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications, comparisons, and the recordation of differences required by Rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customers' securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of both control procedures and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the related practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Company has responsibility are safeguarded against loss from the unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-6(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of control procedures and practices to future

periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express and opinion on the system of internal control of Chauner Securities, Inc. taken as a whole. However, my study and evaluation disclosed no condition that I believe to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2004, to meet the Commission's objectives.

This report is intended solely or the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Robert J. Hipp
Certified Public Accountant

August 16, 2004